                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)

                            McFarland Energy, Inc.
                   ----------------------------------------
                               (Name of Issuer)


                                 Common Stock
                        -------------------------------
                         (Title of Class of Securities)


                                  58 0432102
                        ------------------------------
                                 (CUSIP Number)

                                Robert T. Marto
                                 President and
                            Chief Executive Officer
                            White River Corporation
                       777 Westchester Avenue, Suite 201
                          White Plains, New York 10604
                                 (914) 251-0237
                  ------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                July 25, 1997
              --------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.

          Check the following box if a fee is being paid with this statement ____. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

          NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                              CUSIP NO. 58 0432102

-------------------------------------------------------------------------------

(1)  Name of Reporting Person. S.S. or I.R.S. Identification No. of Above
     Person

                            White River Corporation
                                   93-1011071

-------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member (a)
     of a Group (See Instructions)             ------
                                           (b)
------------------------------------------     ------

(3)  (SEC Use Only)

-------------------------------------------------------------------------------

(4)  Source of Funds (See Instructions) AF (See Item 2)

-------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

-------------------------------------------------------------------------------

(6)  Citizenship or Place of Organization        Delaware
                                                 --------

-------------------------------------------------------------------------------

         Number of Shares      (7)  Sole Voting Power
         Beneficially Owned         0
         by Each Reporting          -----------------------
         Person With           (8)  Shared Voting Power

                                    ----------------------
                               (9)  Sole Dispositive Power
                                    0
                                    -----------------------
                               (10) Shared Dispositive Power

                                    -----------------------

-------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                            0
-------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

------------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)
                                            Approximately 0%

------------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)  HC, CO

Item 1.  Security and Issuer.
         --------------------

          This Statement on Schedule 13D relates to Common Stock, par value $1.00 per share ("Shares") of McFarland Energy, Inc. ("MCFE"), a Delaware corporation. The address of the principal executive office of MCFE is 10425 S. Painter Avenue, Sante Fe Springs, CA 90670.

Item 2.  Identity and Background.
         ------------------------
          (a), (b), (c), and (f). This statement on Schedule 13D is filed by White River Corporation ("WRC"), a Delaware corporation listed on The NASDAQ Stock Market (symbol WHRC).

          WRC is a holding company which owns a portfolio of securities and White River Enterprises, Inc. ("WRE"). WRE is a holding company incorporated in Delaware. The address of the principal business office of WRC and WRE is 777 Westchester Avenue, Suite 201, White Plains, New York 10604.

          Prior to 12/22/93, WRC was a wholly-owned subsidiary of Fund American Enterprises Holdings, Inc. ("FAEH"). WRC purchased the Shares from FAEH on 9/24/93 as part of the initial capitalization of WRC. On 12/22/93, FAEH distributed approximately 75% of WRC Common Stock to FAEH's shareholders as a dividend. As WRC is no longer a FAEH subsidiary, it must file a separate
Schedule 13D reflecting its ownership of Shares of MCFE.

          The name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of WRC is set forth on Schedule I, attached hereto and incorporated herein by reference.

          (d) and (e). Neither WRC and to the best knowledge of WRC, any of the persons listed on Schedule I, attached hereto, during the last five years has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
        --------------------------------------------------

        As described in Item 2, WRC purchased the Shares from FAEH on 9/24/93 as part of WRC's initial capitalization. Such transaction was in anticipation of WRC being distributed to FAEH shareholders as a stand-alone public company.

Item 4. Purpose of Transaction
        ----------------------

        WRC is holding the Shares for investment purposes and has no present plans or proposals which relate to, or would result in, any of the actions described in Item 4(a) through 4(j).

Item 5. Interest in Securities of the Issuer.
        -------------------------------------

        (a) WRC owns 0 Shares directly. The aggregate number of Shares and the corresponding percentage of the outstanding Shares such number represents which is owned by the indicated persons names in Item 2 is as follows:

                                     Percentage of
                      Shares            Shares
                   Beneficially      Beneficially
          Person      Owned             Owned
          ------   ------------      ------------
          WRC           0                 0%

        (b) WRC has sole voting power and dispositive power with respect to 0 Shares.

     (c)  None.

     (d)  None.

     (e) This filing on Schedule 13D is for the purpose of reporting the fact that as of July 25/th/ WRC has ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ----------------------------

          Other than the "Standstill Agreement" described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or to the best knowledge of WRC, between any of the persons named in Item 2 and any other persons with respect to Shares of MCFE. The Standstill Agreement was executed by a subsidiary of FAEH but WRC assumed the same undertakings upon the transfer of Shares of MCFE to WRC. Such agreement generally provides that WRC will vote in favor of MCFE's existing management, is intended to keep WRC a friendly investor and restricts WRC from making further purchases and sales of MCFE Shares without seeking approval from MCFE.

Item 7.   Material to be Filed as Exhibits.
          ---------------------------------

          Exhibit A - Standstill Agreement dated January 4, 1993, was filed to the original statement at Page 9 thereof.

                                   SIGNATURE

          After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: July 31, 1997


                                  WHITE RIVER CORPORATION

                                  BY: /s/ Robert T. Marto
                                     --------------------------------
                                     Name:       Robert T. Marto
                                     Title:      President and
                                                 Chief Executive Officer

                           SCHEDULE I TO SCHEDULE 13D
                           --------------------------

     Following is a list of the directors and executive officers of White River Corporation (or "WRC") setting forth the business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person. Each such person is a citizen of the United States of America.

   Name and                                            Principal Occupation
Business Address                 WRC Office            or Present Employment
----------------           -----------------------     ---------------------
Gordon S. Macklin          Chairman of the Board    Corporate Financial Advisor
8212 Burning Tree Road
Bethesda, MD 20817

Patrick M. Byrne           Director                 Chairman, President
Centricut                                           and CEO of Centricut
Two Technology Drive
West Lebanon, NH 03784

Andrew Delaney             Director                 Retired
2727 Allen Pkwy #460
Houston, TX 77019

Robert T. Marto            President,               President, Chief Executive
White River Corporation    Chief Executive          Officer and Director
777 Westchester Avenue     Officer and Director     of White River Corporation
Suite 201
White Plains, NY 10604

Michael E.B. Spicer        Chief Financial Officer  Chief Financial Officer
White River Corporation    and Treasurer            and Treasurer of
777 Westchester Avenue                              White River Corporation
Suite 201
White Plains, NY 10604

Bonnie B. Stewart          Corporate Secretary      Corporate Secretary
White River Corporation                             of White River Corporation
777 Westchester Avenue
Suite 201
White Plains, NY 10604

                          SCHEDULE II TO SCHEDULE 13D
                          ---------------------------



Sales of Shares in McFarland Energy, Inc. by the Reporting Person since the filing of Schedule 13D Amendment 2 filed with the Securities and Exchange Commission of June 16, 1997.

                                   Number
     Date                           Sold                Unit Price
     ----                         ---------             ----------
    7/25/97                       567,200                 $18.55